SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 33-95796

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

For Period Ended: December 26, 1999
|_|   Transition Report on Form 10-K       |_|   Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F       |_|   Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Tanner's Restaurant Group, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
5500 Oakbrook Parkway, Suite 260
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City, state and zip code   Norcross, Georgia  30093
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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
|X| or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Before February 2000, substantially all of the assets used in the operation of the Company's business were owned by Hartan, Inc., which is a wholly-owned subsidiary of the Company, and five of Hartan's subsidiaries. In January 2000, Hartan and these subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code, and, in February 2000, Hartan and these subsidiaries sold substantially all of their assets to Restaurant Teams International, Inc. As a result of these sales, the Company no longer has any ongoing operations or any substantial assets. These developments have deprived the Company of substantially all of its financial resources. In addition, most of the Company's employees resigned in connection with these developments, including the Company's chief financial officer and other persons responsible for preparing the Company's periodic reports under the Securities Exchange Act of 1934. These developments have caused delays in the preparation of the Company's Form 10-KSB for the fiscal year ended December 26, 1999 and its financial statements, and have made the Company unable to timely file its Form 10-KSB without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Robert J. Hoffman                (770)                       248-2298
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         (Name)                    (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                         Tanner's Restaurant Group, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: March 28, 2000                       By: /s/ James R. Walker
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                                           Name: James R. Walker
                                           Title: Director